FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number 1-11130

(Translation of registrant’s name into English)

54, rue La Boétie

75008 Paris — France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furrnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____

Press release

Alcatel-Lucent: major strategic transformation and realignment of operations

Paris, December 12, 2008 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) today announced its strategic plan to enable service providers, enterprises and end-users to take greater advantage and gain more value out of today’s web environment as well as its next evolution.

Strategy

Alcatel-Lucent’s plan is to combine the trusted capabilities of the network environment with the creative communications services of the web (Web 2.0, Web 3.0 and beyond). This transformation will allow billions of customers to use millions of websites from any device guaranteeing security, quality, privacy and billing integrity. The overall service experience for end-users – consumers and businesses – will be improved and greater value will be created for every player in the industry.

This strategy requires providing an open environment, which does not exist today, where all these trusted capabilities can be available between the network and “over-the-top” applications typical of Web 2.0. It is a challenge that Alcatel-Lucent is uniquely positioned to address, with its long-standing relationship with network-based service providers and thousands of enterprises worldwide, its capabilities in delivering fixed and mobile broadband, flat-IP networks and its end-to end integration capabilities around the globe.

In order to achieve this strategy, Alcatel-Lucent will undergo a major strategic transformation and will take some significant steps to realign its operations. The company will be focusing on three markets: service providers, enterprises, and selected verticals and on four key areas of investment: IP, Optical, mobile and fixed Broadband and Applications enablement.

“We will work closely with our service provider, enterprise customers and applications providers to make this strategic transformation happen. We want to stimulate a sustainable business model for the industry that will fuel innovation and the capital investment required to expand the overall web experience to more people and businesses. Alcatel-Lucent is committed to innovate, collaborate and partner to achieve this goal”, said Ben Verwaayen, CEO of Alcatel-Lucent.

Product portfolio

Alcatel-Lucent will accelerate the shift of investments towards next-generation platforms:

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by reinforcing areas of leadership (IP, Optics, broadband access, IMS core, CDMA EV-DO)

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by boosting investment in focus areas (LTE, W-CDMA, Enhanced packet core, Open application enablers)

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by streamlining its product offerings on mature portfolios such as CDMA 1x, GSM, ATM, ADSL, DLC and legacy applications.

Alcatel-Lucent will be partnering, co-sourcing and participating in the consolidation of the industry to reduce spending for WiMAX, CPE, classic core, non-IMS based fixed NGN portfolio and some legacy applications.

Other actions will be taken to have a more agile R&D, such as further simplifying the Carrier Product Group from 6 to 4 divisions, completing platform rationalization program for W-CDMA and NGN as well as consolidating global R&D centers.

Cost reduction initiatives

Alcatel-Lucent will initiate a set of strong actions designed to reduce the company’s break-even point by Euro 1 billion per year in both 2009 and 2010. These actions will aim to:

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Improve gross margin by reducing its manufacturing, supply chain and procurement costs, introducing stricter pricing discipline and over time, improving the product mix.

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Enhance R&D efficiency by focusing on four key segments (Optical, IP, broadband and Applications enablement) and partnering or rationalizing spend in other areas.

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Materially reduce SG&A expenses both in absolute terms and as percentage of revenue, through the de-layering of the organization and the elimination of sales duplication between product groups and regions.

As a part of these initiatives, Alcatel-Lucent expects to reduce the number of managers by approximately 1,000 and the number of contractors by approximately 5,000. The company will also complete its existing restructuring initiatives as well as seek savings in real estate, support functions and discretionary spending.

Altogether, Alcatel-Lucent expects that, by the fourth quarter 2009 on a run rate basis, it should achieve total savings of Euro 750 million at constant exchange rate, of which approximately one-third in the cost of goods sold and two-thirds in R&D and SG&A expenses.

Guidance and targets

For full year 2009, Alcatel-Lucent expects the market for telecommunications equipment and related deployment services to be down between 8% and 12% at constant exchange rate and expects to maintain a stable market share. As a result of the expected decline in volumes and given that the improvement in gross margin will only materialize towards the end of the year, the company’s initial forecast is to achieve an adjusted operating profit around break-even in 2009.

In 2010, with the set of actions described above, Alcatel-Lucent is targeting to achieve a gross margin in the mid thirties range and an operating margin in the mid single-digit range.

Looking beyond, the goal of the company is to achieve a gross margin in the mid to high thirties range and an operating margin in the mid to high single-digit range in 2011.

“The new management team is committed to rapidly executing this new strategy and leveraging the new streamlined organization. We are focused on delivering results and restoring profitability. I am confident we have now the strategy and the strengths to succeed,” said Ben Verwaayen, CEO of Alcatel-Lucent.

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) is the trusted partner of service providers, enterprises and governments worldwide, providing solutions that deliver voice, data and video communication services to end-users. A leader in fixed, mobile and converged broadband networking, IP technologies, applications and services, Alcatel-Lucent leverages the unrivalled technical and scientific expertise of Bell Labs, one of the largest innovation powerhouses in the communications industry. With operations in more than 130 countries and the most experienced global services organization in the industry, Alcatel-Lucent is a local partner with a global reach. Alcatel-Lucent achieved revenues of Euro 17.8 billion in 2007 and is incorporated in France, with executive offices located in Paris. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Alcatel-Lucent Press Contacts

Régine Coqueran	Tel: + 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com
Stéphane Lapeyrade	Tel: + 33 (0)1 40 76 12 74	Stephane.lapeyrade@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Rémi Thomas	Tel: + 33 (0)1 40 76 50 61	remi.thomas@alcatel-lucent.com
Tom Bevilacqua	Tel: + 1908-582-7998	bevilacqua@alcatel-lucent.com
Tony Lucido	Tel: + 33 (0)1 40 76 49 80	alucido@alcatel-lucent.com
Don Sweeney	Tel: + 1 908 582 6153	dsweeney@alcatel-lucent.com

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this press release consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent such as (i) expected gross margin improvements in 2009 and 2010, (ii) a lowering of the Company’s breakeven point by Euro 1 billion in both of 2009 and 2010, (iii) a decline in revenues in 2009 and (iv) breakeven adjusted operating profit in 2009. Words such as "expects," "anticipates," "targets," "projects," "intends," "plans," "believes," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: our ability to execute on our new strategic plan; our ability to operate effectively in a highly competitive industry with many participants; our ability to keep pace with technological advances and correctly identify and invest in the technologies that become commercially accepted; difficulties and delays in achieving synergies and cost savings; exposure to the pricing pressures in the regions in which we sell; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; compliance with environmental, health and safety laws; the economic situation in general (including exchange rate fluctuations) and uncertainties in Alcatel-Lucent’s customers’ businesses in particular; customer demand for Alcatel-Lucent’s products and services; international growth; conditions and growth rates in the telecommunications industry; and the impact of each of these factors on sales and income. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent's Form 20-F for the year ended December 31, 2007, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this news release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent

Date: December 12 , 2008	By:	/s/ Paul Tufano
Paul Tufano
Chief Financial Officer